As filed with the Securities and Exchange Commission on May 12, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Energy XXI (Bermuda) Limited

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	1311	98-0499286
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Canon’s Court, 22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda
441 295-2244

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

John D. Schiller, Jr.
Chief Executive Officer
Canon’s Court, 22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda
441 295-2244

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222
Attn: T. Mark Kelly

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares, par value $0.001	$77,264,872	$5.00	$386,324,360	$15,182

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to rule 457(f)(1) of the rules and regulations under the Securities Act.
(2)	Calculated by multiplying the aggregate offering amount by 0.00003930.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 12, 2008

PROSPECTUS

Energy XXI (Bermuda) Limited

Offer to Exchange up to
77,264,872 Common Shares
for
77,264,872 Common Shares Purchase Warrants
Having an
Exercise Price of $5.00

The Offer will expires at 5:00 pm, New York City time,
On June 20, 2008, unless we extend the date

Terms of the Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying Exchange Offer dated May 12, 2008 (the “Exchange Offer”), any or all of our outstanding warrants to purchase common shares exercisable at $5.00 per share (the “Warrants”) for our common shares (“Common Shares”) by tendering a specified number of Warrants or through a combination of tendered Warrants and cash. By participating in the Offer, you are able to receive Common Shares in exchange for Warrants on more favorable terms than if you exercised your Warrants at the $5.00 exercise price. This is a one-time offer and only valid during the period the Offer remains open. Each Warrant is currently exercisable into one Common Share for an exercise price of $5.00. If you accept the Offer and elect to exchange your Warrants, you will be entitled to:

•	Receive one (1) Common Share for every five (5) Warrants tendered (“Cashless Option”);
•	Receive two (2) Common Shares for every three (3) Warrants and $6.35 cash payment tendered (“Cash Option”); and/or
•	Receive one (1) Common Share for every Warrant and $4.00 cash payment tendered (“Reduced Cash Option”).

If you properly tender your outstanding Warrants on or prior to June 20, 2008 and elect to exchange your Warrants by one of (or a combination of) the three exchange options described above, you will be issued Common Shares promptly following expiration of the Offer. The issuance of Common Shares to anyone that tenders their Warrants and pays the required cash payments by check will be delayed until the check has cleared. No fractional Common Shares will be issued. If your election results in a fractional common share to be issued, you will receive the market value of such fractional share based on the closing price of our Common Shares on the day immediately preceding the expiration date.

Your Warrants currently trade on the AIM market of the London Stock Exchange under the symbol “EXXW.” The last reported sales price was $1.00 on May 9, 2008. Our Common Shares trade on the AIM market of the London Stock Exchange and on The Nasdaq Capital Market under the symbol “EXXI.”

This investment involves risks. Please read “Risk Factors” beginning on page 4 for a discussion of the risks that you should consider prior to tendering your outstanding Warrants in the Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2008.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this document. This information is available to you without charge upon written or oral request to: Energy XXI (Bermuda) Limited, c/o West Griffin, 1021 Main, Suite 2626, Houston, Texas 77002, (713) 351-3000. To obtain timely delivery, you must request the information no later than June 13 , 2008, which is five business days before the expiration date of the Offer.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, referred to in this prospectus as the SEC. In making your decision to participate in the Offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you received any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the front cover of this prospectus or the date of such document incorporated by reference, as the case may be.

i

ENERGY XXI (BERMUDA) LIMITED

ii

PROSPECTUS SUMMARY

This following summary highlights selected information from the prospectus and in documents incorporated by reference. Before making an investment decision, you should read this entire prospectus as well as the information to which we refer you and the information incorporated by reference carefully, including the section entitled “Risk Factors”, for a more detailed description of our business. In this prospectus, “Energy XXI,” “the Company,” “we,” “us” and “our” refer to Energy XXI (Bermuda) Limited.

The Company

We are a Houston-based independent energy company engaged in the acquisition, development, exploration and production of oil and natural gas reserves in the United States Gulf Coast and the Gulf of Mexico. We completed a $300 million initial public offering of common shares and warrants on the AIM market of the London Stock Exchange in October 2005. Since our formation, we have completed three major acquisitions of oil and natural gas properties, the most recent of which closed on June 8, 2007 when we acquired certain oil and natural gas properties in the Gulf of Mexico (the “Pogo Properties”) from Pogo Producing Company (the “Pogo Acquisition”). Our first and second major acquisitions closed on April 4, 2006 and July 28, 2006.

We operate geographically focused producing reserves and target the acquisition of oil and gas properties that lend themselves to an intensive exploitation program to significantly increase production and ultimate recovery of reserves, or that alternatively offer the potential for using reprocessed seismic data to identify previously overlooked exploration opportunities. Approximately two-thirds of our capital is currently spent on exploitation with the balance of our capital expenditures split between lower risk exploration opportunities and higher impact exploration plays. Since acquiring our largest field in April 2006, the South Timbalier 21 field, and employing our focused exploitation program, we have realized an 83% increase in daily production levels from inception to the month ended March 31, 2008. Production from this large legacy field is currently at a 21-year high. Our exploitation of this field has involved the drilling of 16 new wells and 17 workovers of existing wells through March 31, 2008. We have 18 remaining identified proven well opportunities in South Timbalier 21 and anticipate selectively employing our exploitation strategy to our other offshore assets.

Our high quality assets are located in mature and predictable fields. As of March 31, 2008, we operate or have an interest in 482 producing wells over 131,235 net acres in 60 fields. All of our properties are located on the Gulf Coast and in the Gulf of Mexico, with approximately 76% of our proved reserves being offshore. All of the Pogo Properties are located offshore. This concentration facilitates our ability to manage the operated fields efficiently, and our high number of wellbore locations provides significant diversification of our reserves. We believe managing our assets is a key strength, and we operate 75% of our properties. We utilize an exploitation strategy with respect to our offshore Gulf of Mexico assets to enhance production, from our existing reserve base, as evidenced by our success with the South Timbalier 21 field. In the Gulf Coast, our strategy is to acquire, merge and reprocess seismic data to identify previously overlooked exploration opportunities. We have a significant seismic database covering approximately 2,400 square miles from our existing operations. Through the exploration of our existing asset base, we have identified at least 49 development and exploration opportunities.

We actively manage price risk and hedge a high percentage of our proved developing producing reserves to enhance revenue certainty and predictability. Our disciplined hedging strategy provides substantial price protection so that our cash flow is largely driven by production results rather than commodity prices. This greater price certainty allows us to efficiently allocate our capital resources and minimize our operating cost.

Our exploration and production activities commenced in April 2006 upon our acquisition of Marlin Energy Offshore, LLC and its affiliates (“Marlin”), and their Gulf of Mexico assets consisting of working interests in 30 oil and gas fields with 118 producing wells. In July 2006, we acquired additional oil and gas working interests in 15 onshore and inland water Louisiana Gulf Coast fields from affiliates of Castex Energy, Inc. (“Castex”). There are 49 producing wells in these fields we acquired from Castex. Our average daily production for the three months ended March 31, 2008 was approximately 26.1 MBoed.

We intend to grow our reserve base and increase production through strategic acquisitions of oil and natural gas properties, our drilling program and the further optimization of production.

We are an exempted company under the laws of Bermuda, and the offices of our principal operating subsidiary, Energy XXI Gulf Coast, Inc., are located at 1021 Main, Suite 2626, Houston, Texas 77002 and our telephone number is (713) 351-3000. Our website is located at http://www.energyxxi.com. The information on our website is not part of this prospectus.

The Offer

The following is a summary of the principal terms of the Offer. A more detailed description is contained in this prospectus under the section entitled “The Offer.” As of the date of this prospectus, there is outstanding and eligible to participate in the Offer Warrants to purchase 77,264,872 of our Common Shares at $5.00 per share.

The Offer
We are offering to holders of our outstanding Warrants the opportunity to receive Common Shares in exchange for a specified number of Warrants or a combination of tendered Warrants and cash.
Common Shares
If you accept the Offer, you will receive our Common Shares, par value $0.001.
Price
You may elect to exchange your Warrants in one or more of the following three ways:
• Receive one (1) Common Share for every five (5) Warrants tendered;
• Receive two (2) Common Shares for every three (3) Warrants and $6.35 cash payment tendered; and/or
• Receive one (1) Common Share for every Warrant and $4.00 cash payment tendered.
Common Shares received in exchange for tendered Warrants will be registered on a Registration Statement on Form S-4 filed with the SEC and be freely tradable.
Expiration Date
The Offer will expire at 5:00 p.m., New York City time, on June 20, 2008, unless we decide to extend it.
Procedure for Accepting the Offer
To tender your Warrants, you must properly complete, sign and date the Election Form included with the Exchange Offer and mail or otherwise deliver to us the Election Form and your Warrants so that we receive them no later than 5:00 P.M., New York City time, on June 20, 2008. If you elect to accept the Cash Option or Reduced Cash Option, you must also include good funds payable to “Energy XXI (Bermuda) Limited” in an appropriate amount via check or wire transfer. Please read “The Offer — Procedures for Tendering Warrants” for more information regarding procedure for accepting the Offer.
Conditions to the Offer
The Offer is subject to customary conditions, which we may waive. Please read “The Offer — Conditions to the Offer” for more information regarding the conditions to the Offer.
Withdrawal; Non-Acceptance
You may withdraw any Warrants tendered in the Offer at any time prior to 5:00 p.m., New York City time, on June 30, 2008. For further information regarding the withdrawal of tendered Warrants, please read

“The Offer — Procedure for Tendering Your Warrants — Withdrawal Rights.”
Rejection or Failure to Accept the Offer
If you reject or fail to accept the Offer, your Warrants will remain outstanding until they expire or are exercised by their original terms. Under your Warrant’s original terms, you will receive restricted Common Shares upon exercise of your Warrants; provided, we filed a registration statement on Form S-3 on December 31, 2007 to register the resale of Common Shares received upon exercise by certain Warrantholders participating in such registration. The Common Shares issued in the Offer will be registered and freely tradeable.
Use of Proceeds
We will receive proceeds to the extent the Cash Option and Reduced Cash Option are utilized to tender Warrants. Such proceeds, if any, will be for general corporate purposes which may include reduction of debt or the acceleration of development activities.
U.S. Federal Income Tax Considerations
Although certain tax aspects of participation in the Offer are not entirely clear, it is expected that the exchange of Warrants for Common Shares in the Offer should not be a taxable event for U.S. federal income tax purposes. However, no ruling of any governmental authority and no opinion of counsel has been issued or rendered on these matters, and the characterizations we intend to follow may be rejected, or determined to be inappropriate in the case of particular holders, by the applicable taxing authorities. Thus Warrantholders must rely on the advice of their own tax advisors in assessing these matters.
For a general discussion of certain tax considerations, please read “Certain Tax Consequences of the Offer — Certain U.S. Federal Income Tax Consequences to U.S. Holders.”
Fees and Expenses
We will pay all of our expenses incident to the Offer.

Risk Factors

Tendering your Warrants in exchange for Common Shares involves substantial risk. Please read “Risk Factors” beginning on page 4 for a discussion of certain factors you should consider in evaluating whether to tender your Warrants in the Offer.

RISK FACTORS

You should carefully consider each of the risks described below, together with all of the other information set forth elsewhere or incorporated by reference into this prospectus before deciding accept or reject the Offer. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, and you may lose all or part of your investment.

Risks Related to the Offer and our Common Shares

There is no assurance that our Offer will achieve its desired effect of providing incentives to our holders of Warrants to exchange their Warrants.

One of the important purposes of the Offer is to provide incentives for our Warrantholders to exchange their Warrants, thereby eliminating our warrant overhang and attracting additional investors for our Common Shares. The decision of a holder to take such actions could be influenced by a number of factors including the market price of our Common Shares, our future business prospects and the personal financial circumstances of a Warrantholder. There can be no assurance that holders of Warrants will exchange such Warrants in the Offer.

The issuance of additional Common Shares upon the exchange of tendered Warrants will dilute our existing shareholders as well as our future shareholders.

If a significant number of the holders of our Warrants accept the Offer, we will issue a significant number of additional Common Shares. Common Shares issued in exchange for Warrants tendered by the Cashless Option will not provide any additional capital to us. While the exchange of Warrants tendered by the Cash Option and Reduced Cash Option will provide additional capital for us, the Offer Payments of $4.00 per share for every one Warrant tendered (in the Reduced Cash Option) and $6.35 per share for every three Warrants tendered (in the Cash Option) are below the recent trading range of our Common Shares. These issuances will dilute the ownership by other holders of our Common Shares.

There is no assurance that we will maintain a listing for the Warrants or the Company’s restricted Common Shares.

We are committed to establishing and maintain a listing, but there is no obligation for us to maintain a listing for our restricted Common Stock or Warrants. To the extent that the Offer is very successful, it may not make sense for us to maintain a listing for our restricted Common Stock or Warrants. This may make the valuation of the restricted Common Stock and Warrants more difficult to ascertain and eliminate a market for these securities.

If the Offer is successful, the liquidity of the market for the Warrants may be reduced.

If the Offer is successful, the Warrantholders who choose to tender their Warrants will receive unrestricted Common Shares that trade on the Nasdaq Capital Market and the AIM market of the London Stock Exchange under the symbol “EXXI.” The remaining Warrants, if exercised, will be exchanged for restricted Common Shares that trade on the AIM market of the London Stock Exchange under the ticker “EXXS.” We announced a program in February 2008 pursuant to which shareholders who have held their Common Shares in excess of one year and are not affiliates can exchange their restricted Common Shares for unrestricted Common Shares. As of May 9, 2008, opinions had been issued to allow 49,878,195 Common Shares to have the restrictive legends removed. If this program continues, the pool of restricted Common Shares that is capable of trading on the AIM market will continue to decline, thereby potentially reducing further the liquidity for the restricted Common Stock, thereby potentially reducing the market for any Common Shares received from the exercise of Warrants under their existing terms that do not participate in the Offer. In addition, to the extent that the Offer is successful, the market for the Warrants, which trade on AIM market of the London Stock Exchange under the symbol “EXXW”, may also be reduced.

Tax Risks

No rulings or opinions have been received as to the tax consequences of the Offer to holders of Warrants

The tax consequences that will result to a holder of Warrants that participates in the Offer are, in some cases, not well defined by the existing authorities, and in other cases depend on the particular circumstances of the holder. No ruling of any governmental authority and no opinion of counsel has been issued or rendered on these matters, and the characterizations we intend to follow may be rejected, or determined to be inappropriate in the case of particular holders, by the applicable taxing authorities. Thus Warrantholders must rely on the advice of their own tax advisors in assessing these matters. For a general discussion of certain tax considerations, please read “Certain Tax Consequences of the Offer — Certain U.S. Federal Income Tax Consequences to U.S. Holders.”

USE OF PROCEEDS

We will receive proceeds to the extent the Cash Option and Reduced Cash Option are utilized to tender Warrants. Such proceeds, if any, will be for general corporate purposes which may include reduction of debt or the acceleration of development activities.

THE OFFER

Purpose of the Offer

As part of our October 2005 initial public offering on the AIM market of the London Stock Exchange we issued 100,000,000 common share purchase warrants (the “Warrants”), each Warrant exercisable into one common share, par value $0.001 per share, at a cash exercise price of $5.00. The Warrants expire on October 20, 2009. As of May 9, 2008, there were 77,264,872 Warrants outstanding. We are offering, holders of Warrants, upon the terms and subject to the conditions set forth in this prospectus and the accompanying Exchange Offer, the right to exchange their Warrants for Common Shares (the “Offer”). Holders may accept the Offer and may elect to exchange their Warrants in one or more of the following three ways:

•	Receive one (1) Common Share for every five (5) Warrants tendered (“Cashless Option”); and/or
•	Receive two (2) Common Shares for every three (3) Warrants and $6.35 cash payment tendered (“Cash Option”); and/or
•	Receive one (1) Common Share for every Warrant and $4.00 cash payment tendered (“Reduced Cash Option”).

Common Shares received in exchange for tendered Warrants will be unrestricted and DTC and CREST eligible.

We have a significant number of Common Shares subject to outstanding Warrants. The dilutive effect of our outstanding Warrants creates an overhang on our Common Shares, making it more difficult to attract new equity investors. By offering Warrantholders the opportunity to exchange their outstanding Warrants for Common Shares for a valuation that is less than the current exercise price in their existing Warrants, we hope to encourage holders to exchange their Warrants immediately so that we can eliminate or reduce the warrant overhang on our Common Shares and attract new equity investors, while also enhancing liquidity for the Company to repay debt or accelerate development activities. We also anticipate that the Offer will increase our public float as additional Common Shares issued to the Offer are traded over time.

This is a one-time offer, and you should take this into account in deciding whether to participate and tender your outstanding Warrants pursuant to the Offer.

Although the independent directors of our Board of Directors have approved the Offer, neither we, our management nor our Board of Directors makes any recommendation as to whether you should tender your Warrants or not. You should not consider that approval to be a recommendation as to whether you should participate or not participate in the Offer. You must make your own decision whether to participate in the Offer and tender your Warrants.

Eligibility

We are making the Offer to holders of all of our currently outstanding Warrants, subject to certain conditions set forth below in “ — Legal Matters — Regulatory Approval”. As of May 9, 2008, we had an aggregate of 77,264,872 Warrants outstanding. The Offer is only being made for outstanding, unexercised Warrants and does not in any way apply to Warrants which have previously been exercised. Warrants for which you have properly submitted an exercise form and the exercise price prior to the date of the commencement of the Offer will be considered exercised to that extent and unavailable for tender in the Offer, whether or not you have received confirmation of the exercise or the Common Shares purchased.

Exchange of Warrants

If you properly tender your outstanding Warrants pursuant to the Offer, your Warrants will be cancelled upon expiration of the Offer. We will issue unrestricted Common Shares to be delivered to you pursuant to the Offer along with a check for any fractional Common Shares, promptly following expiration of the Offer. The issuance of Common Shares to anyone paying the Offer Payments by check will be delayed until the check has cleared.

You are not required to tender all of your Warrants. If you tender less than all of your Warrants, however, the remaining Warrants not tendered will remain outstanding on their current terms (including the $5.00 exercise price) until they expire on October 20, 2009 or are exercised on their current terms. Under your Warrant’s original terms, you will receive, upon exercise, restricted Common Shares upon exercise of your Warrants; provided, we filed a registration statement on Form S-3 on December 31, 2007 to register the resale of Common Shares received upon exercise by certain Warrantholders participating in such registration. The Common Shares issued in the Offer will be registered and freely tradeable.

Procedures for Tendering Warrants

You do not have to participate in the Offer. If you decide not to participate in the Offer, you do not need to do anything and your Warrants will remain outstanding until they expire by their terms or are exercised. Under your Warrant’s original terms, you would receive, upon exercise, restricted Common Shares upon exercise of your Warrants; provided, we filed a registration statement on Form S-3 on December 31, 2007 to register the resale of Common Shares received upon exercise by certain Warrantholders participating in such registration. The Common Shares issued in the Offer will be registered and freely tradeable.

To participate in the Offer, you must properly complete, sign and date the Election Form included in the Exchange Offer and mail or otherwise deliver to us the Election Form and your Warrants so that we receive them no later than 5:00 P.M., New York City Time, on June 20, 2008, the expiration of the Offer (or such later date and time if we extend the Offer) (the “Final Expiration Date”), at: Energy XXI (Bermuda) Limited, c/o Bo Boyd, 1021 Main Street, Suite 2626, Houston, Texas 77002. If you elect to accept the Cash Option or Reduced Cash Option, you must also include good funds payable to “Energy XXI (Bermuda) Limited” in an appropriate amount via either check or wire transfer. These cash funds will be held by us in a segregated account until the expiration of the Offer. Following expiration of the Offer (and a holder’s right to withdraw any previously tendered Warrants), the cash funds will be available for our immediate use. Delivery of the Election Form by facsimile or email will not be accepted.

The Election Form must be executed by the record holder of the tendered Warrants. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Election Form.

If you do not submit an Election Form or your Warrants and Offer Payments (if applicable) prior to the expiration of the Offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the Offer.

THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT YOUR OWN RISK. If you wish to deliver your Election Form or your Warrants and check (if applicable) by regular mail, you should mail sufficiently in advance of the expiration date to ensure we receive them prior to the expiration of the Offer. It is also recommended that you use certified mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Delivery will be deemed made only when actually received by us.

Withdrawal Rights

You may change your election and withdraw your tendered Election Form and tendered Warrants only if you properly complete, sign and date the Withdrawal Form included in the Exchange Offer and mail or otherwise deliver the Withdrawal Form to us so that we receive it no later than 5:00 P.M., Eastern Time, on the Final Expiration Date, at: Energy XXI (Bermuda) Limited, c/o Bo Boyd, 1021 Main Street, Suite 2626, Houston, Texas 77002. You may also withdraw your tendered Election Form and Warrants pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, if they have not been accepted by us for payment within 40 business days from the commencement of the Offer. Delivery of the Withdrawal Form by facsimile or email will not be accepted.

The Withdrawal Form must be executed by the record holder of the Warrants to be withdrawn. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Withdrawal Form.

THE METHOD OF DELIVERY OF YOUR WITHDRAWAL FORM IS AT YOUR OWN RISK. If you wish to deliver your Withdrawal Form by regular mail, you should to mail the form sufficiently in advance of the expiration date to ensure we receive it prior to the expiration of the Offer. It is recommended that you use certified mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Delivery will be deemed made only when actually received by us.

Once you have withdrawn your tendered Election Form and Warrants, you may re-tender before the expiration of the Offer only by again following the delivery procedures described in the Exchange Offer.

Determination of Validity; Rejection of Warrants; Waiver of Defects; No Obligation to Give Notice of Defects

We will determine, in our discretion, all questions as to form, validity, including time of receipt, eligibility and acceptance of any tender of Warrants or withdrawal of tendered Warrants. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of or withdrawals of tendered Warrants that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. Otherwise, we expect to accept all properly and timely tendered Warrants which are not validly withdrawn. We may waive, as to all eligible Warrantholders, any defect or irregularity in any tender with respect to any particular Warrant. Any waiver granted as to one Warrantholder will be afforded to all holders of Warrants. We may also waive any of the conditions of the Offer, so long as such waiver is made with respect to all Warrantholders. No tender of Warrants or withdrawal of tendered Warrants will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Warrantholder or waived by us. NEITHER WE NOR ANY OTHER PERSON IS OBLIGATED TO GIVE NOTICE OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR WITHDRAWALS, AND NO ONE WILL BE LIABLE FOR FAILING TO GIVE NOTICE OF ANY DEFECTS OR IRREGULARITIES.

Acceptance of Warrants; Issuance of Common Shares; Payment of Offer Payments

The Offer is scheduled to expire at 5:00 P.M., New York City time, on June 20, 2008. Although we do not currently intend to do so, we may, at our discretion, extend the Offer at any time. If the Offer is extended, we will announce the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date of the Offer.

Upon the terms and subject to the conditions of the Offer, we expect, upon and as of the expiration of the Offer, to:

•	accept for exchange Warrants properly tendered and not validly withdrawn pursuant to the Offer; and
•	issue certificates for Common Shares in exchange for tendered Warrants pursuant to the Offer.

If you elect to tender your Warrants pursuant to the Offer and you do so according to the procedures described herein, you will have accepted the Offer. Our acceptance of your outstanding Warrants for tender in the Offer will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer upon the expiration of the Offer.

If you elect not to participate in the Offer, your Warrants will remain outstanding until they expire or are exercised by their original terms. Under your Warrant’s original terms, you would receive, upon exercise, restricted Common Shares upon exercise of your Warrants; provided, we filed a registration statement on Form S-3 on December 31, 2007 to register the resale of Common Shares received upon exercise by certain Warrantholders participating in such registration. The Common Shares issued in the Offer will be registered and freely tradeable.

Extension of the Offer; Termination; Amendment

We may, from time to time, extend the period of time during which the Offer is open and delay accepting any tendered Warrants by, in addition to the procedure set forth in “ — Acceptance of Warrants; Issuance of Common Shares; Payment of Offer Payments”, giving oral or written notice of the extension to eligible Warrantholders. If we extend the Offer, we will continue to accept properly completed Election Forms until the new expiration date.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration, to terminate or amend the Offer and to postpone our acceptance of any tendered Warrant upon the occurrence of any of the conditions specified under “ — Conditions to the Offer”, by, in addition to the procedure set forth in

“ — Acceptance of Warrants; Issuance of Common Shares; Payment of Offer Payments”, giving oral or written notice of the termination, amendment or postponement.

Amendments to the Offer may be made at any time and from time to time by an announcement. In the case of an extension, the announcement must be issued no later than 9:00 A.M., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement made pursuant to the Offer will be disseminated promptly to holders of Warrants in a manner reasonably designed to inform such holders of such amendment. Without limiting the manner in which we may choose to make an announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

Conditions to the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept any tendered Warrants, and we may terminate or amend the Offer, or postpone our acceptance of any tendered Warrants, if at any time on or after the commencement of the Offer and before the expiration of the Offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with the acceptance of the tendered Warrants:

(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the issuance of Common Shares, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Offer to us;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance of the Warrants tendered illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relates in any manner to the Offer;
•	delay or restrict our ability, or render us unable, to accept some or all of the Warrants tendered;
•	materially impair the benefits we hope to receive as a result of the Offer; or
•	materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Offer to us;
(c)	there shall have occurred:
•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, including in the Nasdaq Capital Market or on the AIM market of the London Stock Exchange;
•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly or indirectly involving the United States;
•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;
•	any significant decrease in the market price of our Common Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects or on the trading in our Common Shares;
•	any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer; or
•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(d) a tender or exchange offer with respect to some or all of our Common Shares, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding Common Shares, or any new group shall have been formed that beneficially owns more than 5% of our outstanding Common Shares, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before June 20, 2008;
•	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before June 20, 2008 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding Common Shares; or
•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

(e) any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our judgment, is or may be material to us.

The foregoing conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration.

The Offer is also conditioned upon the London Stock Exchange agreeing to admit the unrestricted Common Shares received in the Offer for trading on the AIM Market of the London Stock Exchange.

In addition to the foregoing, we may waive any of the conditions to the Offer (other than those required for the London Stock Exchange to agree to admit the unrestricted Common Shares to continue trading on the AIM market of the London Stock Exchange), in whole or in part, at any time and from time to time prior to the expiration, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described above will be final and binding upon all persons.

Price Range of Warrants and Common Shares

Our Warrants are publicly traded on the AIM market of the London Stock Exchange under the symbol “EXXW.” In addition, our Common Shares trade on the AIM market of the London Stock Exchange and on The Nasdaq Capital Market under the symbol “EXXI.” The following is a summary of the high and low closing prices of our Warrants and Common Shares during the periods presented.

	High				Low
Quarter Ended	Nasdaq Common EXXI	AIM Common EXXI	AIM Restricted EXXS	Warrants EXXW	Nasdaq Common EXXI	AIM Common EXXI	AIM Restricted EXXS	Warrants EXXW
September 30, 2005	$—	$—	$—	$—	$—	$—	$—	$—
December 31, 2005	$—	$—	$5.35	$0.56	$—	$—	$5.12	$0.54
March 31, 2006	$—	$—	$5.95	$0.98	$—	$—	$5.24	$0.57
June 30, 2006	$—	$—	$5.62	$1.17	$—	$—	$5.15	$1.00
September 30, 2006	$—	$—	$5.15	$1.14	$—	$—	$4.95	$0.96
December 31, 2006	$—	$—	$5.15	$0.96	$—	$—	$4.87	$0.84
March 31, 2007	$—	$—	$4.96	$0.93	$—	$—	$4.65	$0.63
June 30, 2007	$6.60	$6.94	$6.05	$1.58	$5.50	$4.65	$4.78	$0.63
September 30, 2007	$6.75	$5.95	$6.20	$1.68	$4.75	$5.40	$5.15	$1.38
December 31, 2007	$5.70	$5.55	$5.30	$1.38	$4.12	$5.03	$4.46	$0.95
March 31, 2008	$6.25	$5.03	$4.78	$0.95	$3.50	$3.90	$3.90	$0.55
June 30, 2008 (through May 7, 2008)	$7.66	$6.00	$4.90	$1.10	$3.75	$3.90	$3.72	$0.55

You should evaluate current market prices for our Warrants and Common Shares, among other factors, before deciding whether or not to tender your Warrants in the Offer.

Source and Amount of Consideration; Description of Warrants

The maximum number of Common Shares we could be required to issue in the Offer would be 77,264,872 Common Shares. The 77,264,872 Common Shares issuable upon exchange of the Warrants would constitute approximately 91.4% of our Common Shares outstanding as of May 9, 2008.

Description of Outstanding Warrants Subject to the Offers

Each outstanding Warrant entitles the registered holder to purchase one (1) Common Share at an exercise price per share of $5.00 in cash. The Warrants are fully exercisable until October 20, 2009. All of our Warrants contain provisions requiring an adjustment of the exercise price and number of Common Shares issuable upon exercise of the Warrant in the event of stock dividends, stock splits, reorganizations, reclassification, consolidations and the like. In addition, the Warrants allow us to redeem the Warrants if our Common Shares trade at a specified price for a specified number of consecutive trading days. The Warrants were issued in registered form. Capita Registrars (Jersey) Limited acts as our Warrant agent for registration and permissible transfers of the Warrants. Holders of Warrants do not have the rights or privileges of holders of Common Shares.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and Our Common Shares

As of the date of this prospectus, three of our directors (each also an executive officer) held outstanding Warrants which are eligible for tender pursuant to the Offer as follows:

•	John D. Schiller, Jr., Chairman of the Board and Chief Executive Officer, owns 2,725,000 Warrants. These Warrants represent 3.5% of the 77,264,872 outstanding Warrants as of May 9, 2008. Mr. Schiller has indicated an intention to accept the Offer and tender all of his Warrants.
•	Steven A. Weyel., President and Chief Operating Officer, owns 383,333 Warrants. These Warrants represent 0.5% of the 77,264,872 outstanding Warrants as of May 9, 2008. Mr. Weyel has indicated an intention to accept the Offer and tender all of his Warrants.

•	David West Griffin, Chief Financial Officer, owns 261,080 Warrants. These Warrants represent 0.3% of the 77,264,872 outstanding Warrants as of May 9, 2008. Mr. Griffin has indicated an intention to accept the Offer and tender all of his Warrants.

Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Warrants pursuant to the Offer. The Company has incurred certain expenses in preparation of the Offer.

Additional Information

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which the Exchange Offer is a part. This prospectus and the documents incorporated by reference herein do not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC and incorporate herein by reference, before making a decision on whether to tender your Warrants:

•	our Annual Report on Form 10-K for the year ended June 30, 2007, filed with the SEC on September 27, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on November 13, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, filed with the SEC on February 5, 2008;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 1, 2008; and;
•	the description of our capital stock contained in our Registration Statement on Form 10, originally filed with the SEC on October 30, 2006, including any amendments or reports filed for the purpose of updating that description.

These filings and other information about us can be inspected and copied at prescribed rates at the SEC’s public reference room at 100 F Street, N.E., N.W., Washington, D.C. 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, reports, proxy statements and other information that we file with the SEC are publicly available through the SEC’s site on the Internet’s World Wide Web, located at http://www.sec.gov or by contacting Stewart Lawrence at (713) 351-3006.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Bo Boyd (713) 351-3018.

Miscellaneous

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Warrants pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this prospectus, the Exchange Offer, the Election Form or any other related document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Except for the foregoing and except for the purchase by the Company of 50,000 Warrants in April 2008, we have not and, to the best of our knowledge, none of our directors or executive officers has engaged in transactions involving the Warrants during the past 60 days. In addition, except as otherwise described below, we are not and, to our knowledge, none of our executive officers or directors is, a party to any agreement, arrangement or understanding with respect to any of our Warrants or Common Shares (including but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any of our Warrants or Common Shares, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Legal Matters; Regulatory Approval

We are not aware of any license or regulatory permit, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the tender of the Warrants as contemplated herein. Our obligation under the Offer to accept any tendered Warrants is subject to conditions, including the conditions described in under “ — Conditions to the Offer.”

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) the Company has not made and will not make an offer to the public of any Common Shares which are the subject of the Offer contemplated by this document in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any Common Shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Company for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Common Shares shall result in a requirement for the publication by the Company of aprospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offer and any Common Shares to be offered so as to enable an investor to decide to purchase any Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This document has been prepared on the basis that the Offer will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of Common Shares. This document is being addressed, and the Offer is being made in Relevant Member States, only to certain exempt classes of person. Any other person in a Relevant Member State receiving this document should not act on it, but should instead contact the Company. In the case of any financial intermediary receiving this document and Offer, the Offer is only made to them to the extent that they are acting on a discretionary basis for their clients or attain the prior authorisation of the Company to extend the Offer to their clients in a way which constitutes the final placement of Common Shares contemplated in this document.

Each person in a Relevant Member State who receives any communication in respect of, who returns a completed Election Form to the Company in respect of, or who acquires any Common Shares under, the Offer contemplated in this document will, unless the Company otherwise agrees, be deemed to have represented, warranted and agreed to and with the Company that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
•	in the case of any Common Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, either (i) the Common Shares acquired by it in the Offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive; or (ii) where Common Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Common Shares to it is not treated under the Prospectus Directive as having been made to such persons, or (iii) prior consent has been given by the Company to extend the Offer to them.

For the purposes of this representation, the expression an “offer of Common Shares to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

If you do not think you are able to agree to the above representation and warranty, or you wish to rely upon consent of the Company having been given pursuant to the above please contact the Company as soon as possible before returning the Election Form.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future reserves, production, revenues, income, and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, other similar expressions, or the statements that include those words are usually forward-looking statements.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus and in the documents incorporated by reference. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	our business strategy;
•	our financial position;
•	our cash flow and liquidity;
•	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;
•	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;
•	uncertainties in estimating our oil and gas reserves;
•	replacing our oil and gas reserves;
•	uncertainties in exploring for and producing oil and gas;
•	our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;
•	availability of drilling and production equipment and field service providers;
•	disruptions capacity constraints in, or other limitations on the pipeline systems which deliver our gas and other processing and transportation considerations;
•	competition in the oil and gas industry;
•	our inability to retain and attract key personnel;
•	the effects of government regulation and permitting and other legal requirements;
•	costs associated with perfecting title for mineral rights in some of our properties; and
•	other factors discussed under “Risk Factors.”

CERTAIN TAX CONSEQUENCES OF THE OFFER

Certain U.S. Federal Income Tax Consequences to U.S. Holders

The following summary describes certain U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) that participate in the Offer to exchange Warrants for our Common Shares. This summary applies only to holders who hold the Warrants and will hold the Common Shares as capital assets (generally, property held for investment). This description does not purport to address all potential tax considerations that may be relevant to a holder based on his, her or its particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions;
•	insurance companies;
•	real estate investment trusts;
•	regulated investment companies;
•	grantor trusts;
•	partnerships or other pass-through entities or holders of interests therein;
•	tax-exempt organizations;
•	dealers or traders in securities or currencies;
•	holders that hold Common Shares or Warrants as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;
•	holders that actually or constructively own or will own 10-percent or more of our voting stock; or
•	certain U.S. expatriates or long-term U.S. residents.

In addition, this summary does not address the U.S. federal estate and gift tax, alternative minimum tax, state and local tax or other tax consequences that may be relevant to a holder that participates in the Offer. U.S. Holders are strongly advised to consult their tax advisors with respect to the application of the U.S. tax laws to their particular situation.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or to differing interpretations by the Internal Revenue Service or a court, which could alter the tax consequences described herein. For purposes of this description, a U.S. Holder is a beneficial owner of Warrants or Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (including an entity taxed as a corporation for U.S federal income tax purposes) created or organized in or under the laws of the United States or any State thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (y) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Certain special rules may apply to a U.S. Holder that owns (or would own, if all of your Warrants were exercised) directly or indirectly, or through the application of constructive ownership rules, Common Shares representing 10% or more of the voting power of the Company. If you are such a U.S. Holder, you are strongly encouraged to consult with your own tax advisor as to any such special rules and procedures that may be applicable to your particular situation.

This summary is included herein as general information only. No statutory or judicial authority directly addresses all aspects of transactions similar to the Offer. We have not sought and do not intend to seek any rulings from the IRS or opinions of counsel regarding the tax consequences described herein, and accordingly, there is no assurance that the IRS will not successfully challenge any of the tax consequences described herein. Accordingly, each Warrantholder is urged to consult his, her or its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of participating in the Offer.

Participation in the Offer

If you participate in any one of the exchange options in accordance with the procedures set forth in the Offer, the Company intends to treat your participation for U.S. federal income tax purposes in the applicable manner described below.

Cashless Option

If and to the extent you elect to exercise the Cashless Option by tendering five (5) existing Warrants for one (1) Common Share, the Company will treat the transaction as a “recapitalization” exchange of Warrants for Common Shares. The consequences of such characterization in respect of the Warrants converted into Common Shares pursuant to the Cashless Option should be that (i) the exchange of existing Warrants for new Common Shares would not cause recognition of gain or loss, (ii) your tax basis in the new Common Shares received in the exchange would be equal to the tax basis in your surrendered Warrants, and (iii) your holding period for the new Common Shares received in the exchange would include your holding period for the surrendered Warrants.

Cash Option

If and to the extent you elect to exercise the Cash Option by tendering three (3) existing Warrants and $6.35 cash payment in exchange for two (2) new Common Shares, the Company will treat the transaction as a “recapitalization” exchange of existing Warrants for “new” warrants followed by a cash exercise of the “new” warrants. The consequences of such characterization in respect of the Warrants converted into Common Shares pursuant to the Cash Option would be that (i) neither the deemed exchange of existing Warrants for “new” warrants nor their deemed exercise would cause recognition of gain or loss, (ii) your tax basis in the “new” warrants received in the deemed exchange would be equal to the tax basis in your existing Warrants deemed exchanged, (iii) your tax basis in Common Shares received upon exercise of the “new” warrants would equal your basis in the exercised “new” warrants increased by the exercise price paid to acquire the Common Shares; and (iv) although resolution of the matter is unclear, your holding period for the Common Shares acquired upon the exercise of “new” warrants would begin on the day following the date of the exchange.

Reduced Cash Option

If and to the extent you elect to exercise the Reduced Cash Option by tendering one (1) existing Warrant and $4.00 cash payment in exchange for one (1) Common Share, the Company will treat the transaction as a “recapitalization” exchange of the existing Warrant for a “new” warrant having a $4.00 exercise price, followed by an exercise of the “new” warrant. The consequences of such characterization in respect of the Warrants converted into Common Shares pursuant to the Reduced Cash Option would be that (i) neither the deemed exchange of existing Warrants for “new” warrants nor their deemed exercise would cause recognition of gain or loss, (ii) your tax basis in the “new” warrants received in the deemed exchange would be equal to the tax basis in your existing Warrants given in the exchange, (iii) your tax basis in the Common Share received upon exercise of the “new” warrants would equal your basis in the exercised “new” warrants increased by the exercise price paid to acquire the stock; and (iv) although resolution of the matter is unclear, your holding period for the Common Shares acquired upon the exercise of “new” warrants would begin on the day following the date of the exchange.

Cash in Lieu of Fractional Shares

If, as a result of your exercise, in whole or in part, pursuant to the Cashless Option, the Cash Option or both, you receive a cash payment in lieu of the receipt of a fractional share of Common Shares, you will, absent the applicability of special circumstances, recognize capital gain or loss with respect to the fractional share in an amount equal to the difference, if any, between the amount of cash received in lieu of the fractional share and the portion of your tax basis in the fractional share of a Common Share to which you otherwise would have been entitled. Any such capital gain or loss will be long-term if the holding period for such surrendered Warrants is more than one year as of the date of the exchange. Moreover, the information reporting and backup withholding rules discussed below may apply to any cash payments you receive in lieu of a fractional share of Common Shares.

Non-Participants in the Offer

If you do not participate in the Offer, the Company intends to treat the Offer as not resulting in any U.S. federal income tax consequences to you.

Tax Uncertainty; No Opinion of Counsel

Because of the lack of authority dealing with transactions similar to the Offer generally, and in particular with such transactions engaged in by foreign entities like the Company, the U.S. federal income tax consequences of the Offer are unclear, and alternative characterizations are possible that could require you to recognize taxable income. For example, if you are a participating U.S. Holder, it is possible that the reduction of the exercise price of the Warrants could be treated as resulting in taxable gain from the exchange of existing Warrants for new warrants. Such gain or loss would, absent the applicability of special circumstances, be long-term capital gain or loss unless the Warrants have been held by you for less than one year, in which case such capital gain or loss would be short-term capital gain or loss. Short-term capital gain is generally subject to taxation as ordinary income, while long-term capital gain may be subject to a preferential tax rate if you are an individual. The deductibility of capital losses is subject to limitations. In addition, the holding period for Common Shares received pursuant to the Cashless Option could be treated as beginning on the day following the date of the exchange (and not including the holding period of the surrendered Warrants), and the holding period of a portion of the Common Shares received pursuant to the Cash Option or the Reduced Cash Option could include the holding period of the surrendered Warrants. The IRS has not made a determination, nor has the Company received any opinion of counsel, on the U.S. federal income tax consequences of the Offer or of a holder’s participation in the Offer. You are urged to consult your tax advisor regarding the potential tax consequences of the Offer to you in your particular circumstances, including the consequences of possible alternative characterizations.

Assuming the recapitalization treatment described above, if you are a participating holder, you will be required to file with your U.S. federal income tax return for the year in which the recapitalization occurs a statement setting forth certain information relating to your existing Warrants (including basis information) and any Common Shares that you receive in exchange for your existing Warrants, and to maintain permanent records containing such information.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to the transactions effected pursuant to the Offer unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or you otherwise establish an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and your timely provide the required information or appropriate claim for refund to the IRS.

Certain U.K. Tax Consequences of the Offer to U.K. Holders of Warrants

The comments set out below are based on existing United Kingdom law and what is understood to be current HM Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only and apply only to holders of Warrants resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents) who hold Warrants as an investment and who are the absolute beneficial owners thereof. Certain categories of holders of Warrants, such as traders, broker-dealers, insurance companies and collective investment schemes, and holders who have (or are deemed to have) acquired their Warrants by virtue of an office or employment, may be subject to special rules and this summary does not apply to such holders. Holders of Warrants who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

Acceptance of the Offer

Acceptance of the Offer will be treated as a disposal of Warrants for the purposes of UK tax on capital gains. The consideration received by a holder of Warrants for that disposal will be the value of the Common Shares received less the amount of any cash paid by the holders of Warrants (according to whether the holders of Warrants accepted the Cashless Option, the Cash Option or the Reduced Cash Option). Any gain arising from such disposal of Warrants will be taxed at the rate of 18% for individual holders of Warrants or at the rate of corporation tax applicable to a corporate holder of Warrants. A corporate holder of Warrants will also be able to claim indexation allowance to reduce any gain made on its disposal of Warrants (but not to increase any loss).

A holder of Warrants who did not accept the Offer would in future be able to exercise their Warrants on their existing terms. Such an exercise would give rise to no disposal for UK tax purposes, and the Common Shares issued on exercise would be deemed to have been acquired with a base cost equal to the aggregate of any amounts paid by the holder of Warrants for the Warrants themselves and the exercise price of the Warrants.

LEGAL MATTERS

Certain legal matters in connection with the securities offered by this prospectus will be passed upon for us by Appleby.

EXPERTS

The consolidated balance sheet of Energy XXI (Bermuda) Limited as of June 30, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended June 30, 2007 and for the period from inception (July 25, 2005) through June 30, 2006 incorporated by reference herein have been audited by UHY LLP, independent registered public accounting firm, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information incorporated by reference in this prospectus regarding estimated quantities of our proved reserves as of June 30, 2007 were prepared or derived from estimates prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, Miller and Lents, Ltd., independent petroleum engineers, and Ryder Scott Company, LP, independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of these firms as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 with respect to the Common Shares being offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and Common Shares offered by this prospectus, please review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of this material can also be obtained from the public reference section of the SEC at prescribed rates, or accessed at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our Parent files with or furnishes to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above.

INCORPORATION BY REFERENCE

THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM OR IN ADDITION TO THE INFORMATION CONTAINED IN THIS DOCUMENT AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov.

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents (File No. 001-33628) contain important information about us and our financial condition:

•	our Annual Report on Form 10-K for the year ended June 30, 2007, filed with the SEC on September 27, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on November 13, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, filed with the SEC on February 5, 2008;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 1, 2008; and;
•	the description of our capital stock contained in our Registration Statement on Form 10, originally filed with the SEC on October 30, 2006, including any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the Offer has been closed or terminated; provided, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K except to the extent identified in any such report. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Once our Annual Report on Form 10-K for the year ended June 30, 2008 has been filed, it will supersede the information contained in our annual, quarterly and current reports for the year ended June 30, 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description
3.1*	Certificate of Incorporation of Energy XXI (Bermuda) Limited
3.2*	Certificate of Incorporation on Change of Name of Energy XXI (Bermuda) Limited
3.3*	Certificate of Deposit of Memorandum of Increase of Share Capital of Energy XXI (Bermuda) Limited
3.4*	Altered Memorandum of Association of Energy XXI (Bermuda) Limited
3.5*	Bye-Laws of Energy XXI (Bermuda) Limited
4.1*	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited
4.2*	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein.
4.3*	Indenture, by and among, among Energy XXI Gulf Coast, Inc., Energy XXI (Bermuda) Limited, the Guarantors and Wells Fargo Bank, a national banking association, as trustee, dated as of June 8, 2007.
5.1**	Opinion of Appleby
10.1*	Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among the Issuer, the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of
Scotland plc, as Administrative Agent, RBS Securities Corporation and BNP Paribas, as
Syndication Agent, and Guaranty Bank, FSB and BMO Capital Markets Financing, Inc., as Co-Documentation Agents
10.2*	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and John D. Schiller, Jr.

Exhibit No.	Description
10.3*	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and Steve Weyel
10.4*	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and David West Griffin
10.5*	2006 Long-Term Incentive Plan of Energy XXI Services, LLC
10.6*	Form of Restricted Stock Grant Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC
10.7*	Form of Restricted Stock Unit Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC
10.8*	Appointment letter dated August 31, 2005 for William Colvin
10.9*	Appointment letter dated August 31, 2005 for David Dunwoody
10.10*	Appointment letter dated April 16, 2007 for Hill Feinberg
10.11*	Appointment letter dated April 24, 2007 for Paul Davison
10.12*	Letter Agreement dated September 2005 between Energy XXI Acquisition Corporation (Bermuda) Limited and The Exploitation Company, L.L.P.
10.13*	Assumption and Indemnity Agreement dated September 15, 2005 between Energy XXI Acquisition Corporation (Bermuda) Limited and The Exploitation Company, L.L.P.
10.14*	Purchase and Sale Agreement dated as of June 6, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.
10.15*	First Amendment to Purchase and Sale Agreement dated as of July 5, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the
Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.
10.16*	Second Amendment to Purchase and Sale Agreement dated as of July 10, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the
Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.
10.17*	Third Amendment to Purchase and Sale Agreement dated as of July 27, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the
Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.
10.18*	Purchase and Sale Agreement dated as of February 21, 2006 by and between Marlin Energy, L.L.C., as Seller, and Energy XXI Gulf Coast, Inc., as Buyer.
10.19*	Joinder and Amendment to Purchase and Sale Agreement dated as of March 2, 2006 by and among Marlin Energy, L.L.C., Energy XXI Gulf Coast, Inc. and Energy XXI (U.S. Holdings) Limited.
10.20*	Second Amendment to Purchase and Sale Agreement dated as of March 12, 2006 by and among Marlin Energy, L.L.C., Energy XXI Gulf Coast, Inc. and Energy XXI (U.S. Holdings) Limited.
10.21*	Participation Agreement dated as January 26, 2007 by and between Centurion Exploration Company and Energy XXI Gulf Coast, Inc.
10.22*	Purchase and Sale Agreement, dated as of April 24, 2007, by and between Pogo Producing Company and Energy XXI GOM, LLC

Exhibit No.	Description
10.23*	Registration Rights Agreement dated as of June 8, 2007 among Energy XXI Gulf Coast, Inc., the Guarantors named therein, the Initial Purchasers named therein, and the Purchasers named therein.
21.1*	Subsidiary List
23.1**	Consent of UHY LLP
23.2**	Consent of Netherland Sewell & Associates, Inc.
23.3**	Consent of Miller and Lents, Ltd.
23.4**	Consent of Ryder Scott Company, LP
23.5**	Consent of Appleby (contained in Exhibit 5.1)
24.1**	Powers of Attorney (included on signature page of this registration statement)
99.1	Letters to Holders of Warrants incorporated herein by reference to Exhibit (a)(1)(A) to our Schedule TO-I filed in May 12, 2008.
99.2	Exchange Offer dated May 12, 2008 incorporated herein by reference to Exhibit (a)(1)(B) to our Schedule TO-I filed in May 12, 2008.
99.3	Form of Election Form incorporated herein by reference to Exhibit (a)(1)(C) to our Schedule TO-I filed in May 12, 2008.
99.4	Form of Withdrawal Form incorporated herein by reference to Exhibit (a)(1)(D) to our Schedule TO-I filed in May 12, 2008.
99.5	Instructions to Election Form and Withdrawal Form incorporated herein by reference to Exhibit (a)(1)(D) to our Schedule TO-I filed in May 12, 2008.

*	Exhibit incorporated herein by reference as indicated were filed as exhibits to the Energy XXI Gulf Coast, Inc. Registration Statement on Form S-4 filed on August 22, 2007.
**	Filed herewith

Item 22. Undertakings

Each undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Houston, State of Texas on the 9th day of May, 2008.

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ John D. Schiller, Jr.
Name:	John D. Schiller, Jr.
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John D. Schiller, Jr. and David West Griffin, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 9, 2008.

Signature	Title
/s/ John D. Schiller, Jr. John D. Schiller, Jr.	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Steven A. Weyel Steven A. Weyel	President, Chief Operating Officer and Director
/s/ David West Griffin David West Griffin	Chief Financial Officer and Director (Principal Financial Officer)
/s/ Hugh A. Menown Hugh A. Menown	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ William Colvin William Colvin	Director
/s/ Paul Davison Paul Davison	Director
/s/ David M. Dunwoody David M. Dunwoody	Director
/s/ Hill A. Feinberg Hill A. Feinberg	Director

EXHIBIT INDEX

Exhibit No.	Description
3.1*	Certificate of Incorporation of Energy XXI (Bermuda) Limited
3.2*	Certificate of Incorporation on Change of Name of Energy XXI (Bermuda) Limited
3.3*	Certificate of Deposit of Memorandum of Increase of Share Capital of Energy XXI (Bermuda) Limited
3.4*	Altered Memorandum of Association of Energy XXI (Bermuda) Limited
3.5*	Bye-Laws of Energy XXI (Bermuda) Limited
4.1*	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited
4.2*	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein.
4.3*	Indenture, by and among, among Energy XXI Gulf Coast, Inc., Energy XXI (Bermuda) Limited, the Guarantors and Wells Fargo Bank, a national banking association, as trustee, dated as of June 8, 2007.
5.1**	Opinion of Appleby
10.1*	Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among the Issuer, the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of
Scotland plc, as Administrative Agent, RBS Securities Corporation and BNP Paribas, as
Syndication Agent, and Guaranty Bank, FSB and BMO Capital Markets Financing, Inc., as Co-Documentation Agents
10.2*	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and John D. Schiller, Jr.
10.3*	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and Steve Weyel
10.4*	Employment Agreement dated April 4, 2006 between Energy XXI (Bermuda) Limited and David West Griffin
10.5*	2006 Long-Term Incentive Plan of Energy XXI Services, LLC
10.6*	Form of Restricted Stock Grant Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC
10.7*	Form of Restricted Stock Unit Agreement under 2006 Long-Term Incentive Plan of Energy XXI Services, LLC
10.8*	Appointment letter dated August 31, 2005 for William Colvin
10.9*	Appointment letter dated August 31, 2005 for David Dunwoody
10.10*	Appointment letter dated April 16, 2007 for Hill Feinberg
10.11*	Appointment letter dated April 24, 2007 for Paul Davison
10.12*	Letter Agreement dated September 2005 between Energy XXI Acquisition Corporation (Bermuda) Limited and The Exploitation Company, L.L.P.
10.13*	Assumption and Indemnity Agreement dated September 15, 2005 between Energy XXI Acquisition Corporation (Bermuda) Limited and The Exploitation Company, L.L.P.
10.14*	Purchase and Sale Agreement dated as of June 6, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.
10.15*	First Amendment to Purchase and Sale Agreement dated as of July 5, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.

Exhibit No.	Description
10.16*	Second Amendment to Purchase and Sale Agreement dated as of July 10, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.
10.17*	Third Amendment to Purchase and Sale Agreement dated as of July 27, 2006 by and between Castex Energy, Inc., Castex Energy 1995, L.P., Browning Oil Company, Inc., Flare Resources Inc., J&S Oil and Gas, LLC, Kitty Hawk Energy, L.L.C. and Rabbit Island, L.P., as the Sellers, and Energy XXI Gulf Coast, Inc. as the Buyer.
10.18*	Purchase and Sale Agreement dated as of February 21, 2006 by and between Marlin Energy, L.L.C., as Seller, and Energy XXI Gulf Coast, Inc., as Buyer.
10.19*	Joinder and Amendment to Purchase and Sale Agreement dated as of March 2, 2006 by and among Marlin Energy, L.L.C., Energy XXI Gulf Coast, Inc. and Energy XXI (US Holdings) Limited.
10.20*	Second Amendment to Purchase and Sale Agreement dated as of March 12, 2006 by and among Marlin Energy, L.L.C., Energy XXI Gulf Coast, Inc. and Energy XXI (US Holdings) Limited.
10.21*	Participation Agreement dated as January 26, 2007 by and between Centurion Exploration Company and Energy XXI Gulf Coast, Inc.
10.22*	Purchase and Sale Agreement, dated as of April 24, 2007, by and between Pogo Producing Company and Energy XXI GOM, LLC
10.23*	Registration Rights Agreement dated as of June 8, 2007 among Energy XXI Gulf Coast, Inc., the Guarantors named therein, the Initial Purchasers named therein, and the Purchasers named therein.
21.1*	Subsidiary List
23.1**	Consent of UHY LLP
23.2**	Consent of Netherland Sewell & Associates, Inc.
23.3**	Consent of Miller and Lents, Ltd.
23.4**	Consent of Ryder Scott Company, LP
23.5**	Consent of Appleby (contained in Exhibit 5.1)
24.1**	Powers of Attorney (included on signature page of this registration statement)
99.1	Letters to Holders of Warrants incorporated herein by reference to Exhibit (a)(1)(A) to our Schedule TO-I filed in May 12, 2008.
99.2	Exchange Offer dated May 12, 2008 incorporated herein by reference to Exhibit (a)(1)(B) to our Schedule TO-I filed in May 12, 2008.
99.3	Form of Election Form incorporated herein by reference to Exhibit (a)(1)(C) to our Schedule TO-I filed in May 12, 2008.
99.4	Form of Withdrawal Form incorporated herein by reference to Exhibit (a)(1)(D) to our Schedule TO-I filed in May 12, 2008.
99.5	Instructions to Election Form and Withdrawal Form incorporated herein by reference to Exhibit (a)(1)(E) to our Schedule TO-I filed in May 12, 2008.

*	Exhibit incorporated herein by reference as indicated were filed as exhibits to the Energy XXI Gulf Coast, Inc. Registration Statement on Form S-4 filed on August 22, 2007.
**	Filed herewith